CHINA INTERNATIONAL ENTERPRISES CORP.
                           100 Wall Street, 15th Floor
                            New York, New York 10005

                                                                  August 4, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:  Mr. John D. Reynolds
            Assistant Director,
            Office of Emerging Growth Companies

    Re: Request for Withdrawal of Registration Statement on Form SB-2 File No. 333-123031

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, China International Enterprises Corp. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File No. 333-123031 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on February 28, 2005. No securities have been offered or sold under the Registration Statement.

      The Company and the selling stockholders named in the Registration Statement have determined that it is not now in the best interests of the Company or the selling stockholders to undertake this offering as the Company and the selling stockholders must pursue other priorities over the near term. No securities were sold in this offering. The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

      Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

      Should you have any questions regarding this matter, please call our attorney, Darren Ofsink, Esq., of Guzov Ofsink, LLC at (212) 371-8008.

                                        Sincerely,

                                        /s/ Li Yuan Qing
                                        Li Yuan Qing
                                        Chairman and President